THE SAMPPALA GROUP


                  LIMITED APPRAISAL-RESTRICTED APPRAISAL REPORT

                                  APPRAISAL OF:

                             Mission Park Apartments
                  (221 Woodland Parkway, San Marcos, CA 92069)
                         Shadowridge Meadows Apartments
                      (1515 South Melrose Drive, Vista CA)

                                  PREPARED FOR:

                                Mr. David Maurer
                         Income Growth Management, Inc.
                      11300 Sorrento Valley Road, Suite 108
                               San Diego, CA 92121


                                  PREPARED BY:
                            James Naughton, Jr., MAI
                  State Certified General Real Estate Appraiser
                            Certificate # AG006748





                               DATE OF VALUATION:

                                   May 8, 2002

                              4895 Savannah Street
                            San Diego, CA 92110-3824


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                               THE SAMPPALA GROUP

                  Limited Appraisal-Restricted Appraisal Report

May 10,2002
Ref. No.02-005

Mr. David Maurer
Income Growth Management, Inc.
11300 Sorrento Valley Road, Suite 108
San Diego, CA 92121

RE: Mission Park Apartments (221 Woodland Parkway, San Marcos, CA 92069) Shadowridge Meadows Apartments (1515 South Melrose Drive, Vista CA 92083

Dear Mr. Maurer:

As requested, we are submitting the following information as a Limited Appraisal-Restricted Appraisal Report. This appraisal may be considered limited because it relies primarily on one approach to value (the Income Capitalization Approach, with support from the Sales Comparison Approach) and is a restricted report with most supporting data retained in our file. However, based on our extensive experience in appraising apartment properties and our familiarity with the subject properties, we are confident that the values reported are a reliable indicator of value for your "Factual Basis of Value".

A Restricted Report cannot be fully understood without the additional information in the work file of the appraiser. This information is not presented in report form due to time constraints in creating a detailed report and also considering the function of the appraisal.

This is a Restricted Appraisal Report that is intended to comply with the reporting requirements set forth under the Standards Rule 2-2c of the Uniform Standards of Professional Practice for a Restricted Appraisal Report. As such, it does not present discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation concerning the data, reasoning, and analyses are retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for the unauthorized use of this report.

PURPOSE OF THE APPRAISAL: To estimate the market value of the subject property as defined in Standards of Professional Appraisal Practice of the Appraisal Institute (The Dictionary of Real Estate Appraisal, 3rd Edition). See definitions attached.

INTENDED USE and USER OF REPORT: For the sole use by the client, Mr. David Maurer, for internal use. This appraisal is to provide a "Factual Basis of Value" for the client. The client is known to be knowledgeable in real estate matters including property values and the use of a Restricted Report is appropriate for the client's needs.


                4895 SAVANNAH STREET, o SAN DIEGO, CA o 92110-3824
                     PHONE: 619/275-0967 o FAX: 619/275-5200

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                                     -2-                             MAY 10,2002


INTEREST VALUED: The property interests include Fee Simple ownership of the subject property. The properties are rental apartment units that use short-term rental agreements and do not create any specific leasehold/leased fee distinctions.

EFFECTIVE DATE OF VALUE/DATE OF REPORT: May 8, 2002/ May 10, 2002.

ESTIMATED EXPOSURE TIME: Average exposure time for apartments of the size and quality of the subjects is estimated to vary from 3 to 6 months, based on sales comparables.

APPRAISAL DEVELOPMENT AND REPORTING PROCESS: The appraisers are very familiar with the subject properties since we have completed appraisals or appraisal reviews of each of the properties in the past, In preparing this appraisal, the appraisers inspected the subject properties in May 2000 (Exterior inspection only) and analyzed the financial and physical details of the subject properties, including full year operations for the year 2001 and rent roll dated April 19, 2002.

Brief synopsis of due diligence steps:

     o Review previous appraisal work.
     o Review  current  rent roll and talk to rental  office.
     o Conduct rental survey.
     o Review income and expense for 2001.
     o Set up proforma for income and expense.
     o Compare rent roll market and actual rent.
     o Review expenses and compare to comps.
     o Compare to previous work.
     o Collect and analyze market data.
     o Review market comparisons.
     o Analyze market overall rates,  expenses and other units of comparison.
     o Look for market trends. (Articles and comps statistics).

The value estimate for apartment properties of the size and quality of the subjects tend to rely on the Income Capitalization Approach with some consideration of the Sales Comparison Approach. The appraiser did not complete a Cost Approach to value since this approach is not utilized by typical buyers and sellers to establish values and the results of the Cost Approach are generally unreliable due to the lack of good land sale data and difficulty in estimating the various forms of depreciation.

For the Income Approach the appraisers have reviewed the most recent operating results (Income and Expenses) as well as a current rent roll and rental survey of the market competition. Based on the historical operating history of the subject and other information available to the appraisers, we have been able to develop a reliable income/expense statement for the subject properties. The net income from these estimates is processed into a value estimate by the Direct Capitalization since there is sufficient overall rate data from comparable sales.


                               THE SAMPPALA GROUP

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                                       -3-                           MAY 1O,2002


The appraisers processed and analyzed approximately 22 sales of apartment complexes in San Diego County that met the following criteria: built since 1980, 80 units or more and recording date from 1/1/01 to present. Within this sample is a wide range of properties and we studied eleven specific sales in North San Diego County that share similar market characteristics with the two subject properties. No offer to sell properties meeting the basic search criteria was found using a typical Internet based service (Loopnet). These sales provide rent levels, expense comparisons, gross rent multipliers and capitalization rates in addition on to the price, which is compared per unit, per room and per square foot.

The market conditions for investment properties similar to the subject has become very strong with vacancies decreasing and values improving. A recent report of rental trends for San Diego County as of March 2002 cites a 5.8 percent increase in average rents within the last year and an overall vacancy factor of 2.07 percent (1.94% in North County).

This Restricted Appraisal Report sets forth only the appraiser's conclusions. Supporting documentation is retained in the appraiser's file. We have attached brief summary information.

Departures from Standard 1 of USPAP include the following:

Standards Rule 1-3
(a) identify and analyze the effect on use and value of existing land use regulations, reasonably probable modifications of such land use regulations, economic supply and demand, the physical adaptability of the real estate, and market area trends; and
(b) develop an opinion of the highest and best use of the real estate.
Standards Rule 1-4
In developing a real property appraisal, an appraiser must collect, verify, and analyze all information applicable to the appraisal problem, given the scope of work identified in accordance with Standards Rule 1-2(f).
(a) When a sales comparison approach is applicable, an appraiser must analyze such comparable sales data as are available to indicate a value conclusion.
(b) When a cost approach is applicable, an appraiser must:
(i) develop an opinion of site value by an appropriate appraisal method or technique;
(ii) analyze such comparable cost data as are available to estimate the cost new of the improvements (if any); and
(iii) analyze such comparable data as are available to estimate the difference between the cost new and the present worth of the improvements (accrued depreciation).
(c) When an income approach is applicable, an appraiser must:
(i) analyze such comparable rental data as are available and/or the potential earnings capacity of the property to estimate the gross income potential of the property;
(ii) analyze such comparable operating expense data as are available to estimate the operating expenses of the property;
(iii) analyze such comparable data as are available to estimate rates of capitalization and/or rates of discount; and
(iv) base projections of future rent and/or income potential and expenses on reasonably clear and appropriate evidence.
(f) An appraiser must analyze the effect on value, if any, of anticipated public or private improvements, located on or off the site, to the extent that market actions reflect such anticipated improvements as of the effective appraisal date.
(g) An appraiser must analyze the effect on value of any personal property, trade fixtures, or intangible items that are not real property but are included in the appraisal.

The departures stated above do not affect the credibility of the concluded values for the intended use. Although the Cost Approach is not developed, it is not a typical method used by


                               THE SAMPPALA GROUP

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                                       -4-                           MAY 1O,2002


investors  in  existing  apartments.   The  other  items  mentioned  above  were
considered in earlier appraisals but are not reported in detail.

REAL ESTATE APPRAISED: Mission Park Apartments is a 264 unit apartment complex at 221 Woodland Parkway, San Marcos, CA. This is a modern apartment built in two phases, with 120 one-bedroom units and 144 two-bedroom units. Assessor Parcel Number is 220-233-10,11.

Shadowridge Meadows is a 184 unit apartment complex at 1515 South Melrose Drive, Vista, CA. This modern complex has 114 two-bedroom and 70 three-bedroom units and has 132 garages as well as carports and open parking. Assessor Parcel Number is 169-011-05.

PRESENT USE and HIGHEST AND BEST USE: The subject properties are operating successfully as multiple residential apartments and the Highest and Best Use is concluded to be the same use. The appraiser has not analyzed the potential of conversion to for-sale units.

CONCLUDED VALUES: We have concluded value estimates for the individual apartment properties with a date of value of August 1, 2000 as follows.

Mission Park equals $23,800,000.

Shadowridge Meadows equals $19,000,000.

As previously mentioned, this report is restricted for the sole use of the client and is intended to present the conclusions of our appraisal without the supporting data.

Thank you for this opportunity to provide appraisal services.

Respectfully submitted,


/S/ James Naughton, Jr.
------------------------
James Naughton, Jr., MAI
State Certified General Real Estate Appraiser
Certificate #AG006748



                               THE SAMPPALA GROUP

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                                      -5-                            MAY 1O,2002


                                  CERTIFICATION

I certify that, to the best of my knowledge and belief:

     1.   the statements of fact contained in this report are true and correct.

     2. the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

     3. I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

     4. I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

     5. my engagement in this assignment was not contingent upon developing or reporting predetermined results.

     6. my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction In value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the Intended use of this appraisal.

     7. my analyses, opinions, and conclusions were developed, and this report has been prepared, In conformity with the Uniform Standards of Professional Appraisal Practice and the Code of Ethics of the Appraisal Institute.

     8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

     9. I have made a personal inspection of the property that is the subject of this report.

     10.  no  one  except   co-signers  of  the  report   provided   significant
          professional assistance to the person signing this report.

     11. The undersigned has the necessary training and experience to complete this appraisal assignment in a competent manner.

     12. as of the date of this report, I, James Naughton, Jr., MAI, have completed the requirements under the continuing education program of the Appraisal Institute.


/S/ James Naughton, Jr.
------------------------
James Naughton, Jr., MAI
State Certified Real Estate Appraiser
Certificate #AG006748


                               THE SAMPPALA GROUP

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                                       -6-                           MAY 1O,2002


                       LIMITING CONDITIONS AND ASSUMPTIONS

Standards Rule ("S.R.") 2-1 of the Uniform Standards of Professional Appraisal Practice (USPAP) requires that the appraiser "clearly and accurately disclose any extraordinary assumptions or limiting conditions that directly affects the appraisal and indicates its impact on value." In compliance with this rule and for proper interpretation of the report, both general and extraordinary assumptions and limiting conditions are outlined in the following paragraphs.

1. This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standard Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, it might not include full discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser's file. The information contained in this report is specific to the needs of the client and for the intended use stated in this report. The appraiser is not responsible for unauthorized use of this report.
2. The appraiser assumes no responsibility for economic or physical factors that may affect or alter the opinions in this report if said economic, physical  or  demographic  factors  were not  present  as of the  letter of transmittal accompanying this report. The appraiser is not obligated to predict future political or social trends.
3. The conclusions and opinions expressed in this report apply to the date of value set forth in the letter of transmittal accompanying this report. The dollar amount of any value opinion or conclusion rendered or expressed in this report is based upon the purchasing power of the American dollar existing on the date of value.
4. In preparing this report, the appraiser was required to rely on information furnished by other individuals or found in previously existing records and/or documents. Unless otherwise indicated, such information is presumed to be reliable. However, no warranty, either expressed or implied, is given by the appraiser for the accuracy of such information and the appraiser assumes no responsibility for information relied upon that later is found to have been inaccurate. The appraiser reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.
5. No opinion is intended to be expressed on matters that require legal expertise or specialized investigation or knowledge beyond that ordinarily employed by real estate appraisers, although such matters may be discussed in the report. Also, no liability is assumed on account of matters of a legal nature affecting this property, such as title defects, liens, encroachments, overlapping boundaries, etc.
6. No opinion as to title is rendered. Data on ownership and the legal description were obtained from sources generally considered reliable. Title is assumed to be marketable and free and clear of all liens and encumbrances, easements and restrictions except those specifically discussed in the report. The property is appraised assuming it to be under responsible ownership and competent management and available for its Highest and Best Use.
7. The appraiser has made no engineering survey. Except as specifically stated, data relative to size and area were taken from sources considered reliable and no encroachment of real property improvements is assumed to exist.


                               THE SAMPPALA GROUP

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                                       -7-                          MAY 1O, 2002


8. Maps, photos, plats, sketches, floor plans and other exhibits are included for illustration only, to assist the reader in visualizing the property. The appraiser has made no survey of the property. Approximate dimensions may be shown, but exhibits should not be considered as surveys or relied upon for any other purpose.
9. No opinion is expressed as to the value of subsurface oil, gas or mineral rights and the property is not subject to surface entry for the exploration or removal of such materials except as is expressly stated.
10. Any value estimates provided in the report apply to the entire property, and any proration or division of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.
11. The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and for buildings must not be used in conjunction with any other appraisal and are invalid if so used.
12. All mortgages, liens, encumbrances, leases and servitudes have been disregarded unless so specified within this report. Title to the property appraised is assumed to be marketable and free of encumbrances.
13. Possession of this report, or any copy thereof, does not carry with it the right of publication. This report may not be used for any purpose by anyone but the applicant, without the previous written consent of the appraiser, and in any event, only in its entirety.
14. The appraiser assumes that there are no hidden or unapparent conditions of the property, subsoil, terrain or structures, which would render it more or less valuable. The appraiser assumes no responsibility for such conditions, or for engineering which might be required to discover such factors.
15. The appraiser is not qualified to detect hazardous waste and/or toxic materials. Any comment by the appraiser that might suggest the possibility of the presence of such substances would not be taken as confirmation of the presence of hazardous waste and/or toxic materials. Such determination would require investigation by a qualified expert in the field of environmental assessment. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The appraiser's value estimate is predicated on the assumption that there is such material on or in the property that would cause a loss in value unless otherwise stated in this report. No responsibility would cause a loss in value unless otherwise stated in this report. No responsibility is assumed for any environmental conditions or for any expertise or engineering knowledge required to discover them. The appraiser's descriptions and resulting comments are the result of the routine observations made during the appraisal process. Unless otherwise stated, this report assumes the subject property is in compliance with all federal, state and local environmental laws, regulations and rules.
16. Since earthquakes are common in the area, no opinion is offered regarding their possible effect on individual properties, and no responsibility for possible effects is assumed, unless detailed geologic reports are made available.
17. An accessibility survey and/or analysis to determine compliance with state and federal regulations (ADA compliance, Americans with Disabilities Act) is beyond the scope of the appraiser's expertise and has not been conducted.
18. The owners, his agent(s) or assigns are assumed to have represented the property accurately and correctly and have not withheld information pertinent to this report or its value conclusion
19. It is assumed that all applicable zoning and use regulations are complied with, unless a non-conformity has been stated, defined and considered in the appraisal report. It is


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                                    -8-                              MAY 10,2002


     assumed that all required licenses, consent or other legislative or administrative authority from any local, state, or national governmental or private entity or organization have been, or can be, obtained or renewed for any use on which the value estimate contained in this report is based.
20. The appraiser assumes that items of public record pertinent to the property are correct and that the land area (as listed by the Assessor's Office) is accurate. This land area was utilized as the total land area throughout this report.
21. Valuation does not include any value for personal property or chattel items except for refrigerators that are typically included.


                               THE SAMPPALA GROUP

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                                   -9-                              MAY 10, 2002



                        DEFINITIONS OF SIGNIFICANT TERMS

market value.

a. "The fair market value of the property taken is the highest price on the date of valuation that would be agreed to by a seller being willing to sell but under no particular or urgent necessity for so doing, nor obligated to sell, and a buyer, being ready, willing, and able to buy under no particular necessity for so doing, each dealing with the other with full knowledge of all uses and purposes for which the property is reasonably adaptable and available."

b. "The fair market value of the property taken for which there is no relevant market is its value on the date of valuation as determined by any method of valuation that is just and equitable."

References: The Dictionary of Real Estate Appraisal, 3rd Edition, 1993

fee simple estate. Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

leased fee estate. An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

leasehold estate. The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.

highest and best use. The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the Highest and Best Use must meet are legal permissibility, physical possibility, financial feasibility and maximum profitability.


                               THE SAMPPALA GROUP